Filed Pursuant to Rule 433

Registration Statement No. 333-213383-01

Dated December 5, 2016

Delmarva Power & Light Company

$175,000,000 First Mortgage Bonds, 4.15% Series Due 2045

Pricing Term Sheet

Issuer:	Delmarva Power & Light Company

Ratings:*	A2 (Moody’s); A (S&P); A (Fitch)

Securities:	First Mortgage Bonds

Settlement Date:	December 12, 2016 (T+5)

Principal Amount:	$175,000,000

Maturity:	May 15, 2045

Coupon:	4.15%

Qualified Reopening:	There is currently outstanding $200.0 million in aggregate principal amount of bonds of this series that were issued on May 11, 2015. The bonds offered hereby will be fungible with the previously issued bonds of this series, and both the bonds offered hereby and such previously issued bonds, taken together, will be treated as a single series for all purposes.

Benchmark Treasury:	2.25% due August 15, 2046

Benchmark Treasury Price and Yield:	84-01+; 3.073%

Reoffer Spread to Benchmark Treasury:	+105 basis points

Yield to Maturity:	4.123%

Public Offering Price:[1]	100.443%

Interest Payment Dates:	May 15 and November 15 of each year, commencing May 15, 2017

Redemption Provisions:

At any time prior to November 15, 2044, at the greater of (i) 100% of the principal amount of the bonds to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the bonds to be redeemed (excluding interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year comprised of twelve 30-day months) at the Treasury rate plus 20 basis points, plus, in each case accrued interest to the redemption date

At any time on or after November 15, 2044, at 100% of the principal amount, plus accrued interest to the redemption date

CUSIP:	247109BT7

[1]	Plus accrued and unpaid interest from and including November 15, 2016 to, but excluding, December 12, 2016, in the aggregate amount of $544,687.50, or $3.11 per $1,000 principal amount of the bonds.

ISIN:	US247109BT78

Joint Book Running Managers:	BNP Paribas Securities Corp. MUFG Securities America Inc. CIBC World Markets Corp.

Senior Co-Manager:	KeyBanc Capital Markets Inc.

Co-Manager:	CastleOak Securities, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 800-854-5674 or MUFG Securities Americas Inc. at 877-649-6848.